Exhibit 12.1

Ratio of Earnings to Fixed Charges

	October 31, 2014	October 31, 2012	October 31, 2012	October 31, 2011	October 31, 2010
Earnings:
Add:
Income from continuing operations before taxes and equity income	$474	$501	$746	$749	$360
Fixed Charges	16	12	12	14	15
Total	$490	$513	$758	$763	$375
Fixed Charges:
Interest expense	3	—	—	—	—
Estimate of interest within rental expense	13	12	12	14	15
Amortization of capitalized expenses related to indebtedness	—	—	—	—	—
Total	16	12	12	14	15
Ratio of earnings to fixed charges	30.63	42.75	63.17	54.50	25.00